November 8, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Diffusion Pharmaceuticals Inc.

Registration Statement on Form S-1

File No. 333-234234

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Diffusion Pharmaceuticals Inc. (the “Registrant”) hereby respectfully requests, subject to telephone confirmation, that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 5:15 p.m. EST on November 12, 2019, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Dechert LLP, confirming this request. The Registrant hereby authorizes each of David Rosenthal and Curtis Weber of Dechert LLP, counsel to the Registrant, to make such request on its behalf.

Very truly yours, DIFFUSION PHARMACEUTICALS INC.

/s/ David G. Kalergis
David G. Kalergis
Chief Executive Officer